SEC RELEASE NO. 33-10586; ADMINISTRATIVE PROCEEDING FILE NO. 3-18933

THIS ACTION ARISES OUT OF THE SEC'S ASSERTION THAT BNY MELLON, AS DEPOSITARY BANK, ENGAGED IN IMPROPER PRACTICES IN CONNECTION WITH THE PRE-RELEASE OF AMERICAN DEPOSITARY RECEIPTS ("ADRS"). AS THE SEC ORDER RELATES, (1) ADRS ARE NEGOTIABLE INSTRUMENTS THAT TRADE ON A U.S. MARKET THAT REPRESENT AN INTEREST IN A SPECIFIED NUMBER OF FOREIGN SECURITIES THAT HAVE BEEN DEPOSITED WITH A DEPOSITARY BANK OR WITH THE DEPOSITARY BANK'S FOREIGN CUSTODIAN; (2) ADRS ALLOW U.S. INVESTORS TO INVEST IN FOREIGN COMPANIES WITHOUT HAVING TO PURCHASE SHARES IN THE FOREIGN MARKET; (3) IN SOME SITUATIONS, A PERSON MAY SEEK TO OBTAIN ADRS THROUGH A "PRE-RELEASE" TRANSACTION WHEREBY A MARKET PARTICIPANT OBTAINS NEWLY-ISSUED ADRS FROM THE DEPOSITARY BANK (AS OPPOSED TO PURCHASING AN EXISTING ADR FROM THE MARKET) WITHOUT HAVING ALREADY DELIVERED THE CORRESPONDING ORDINARY SHARES TO THE CUSTODIAN; (4) THE TRADITIONAL RATIONALE FOR PRE-RELEASE TRANSACTIONS WAS TO ADDRESS SETTLEMENT TIMING DISPARITIES THAT COULD DELAY DELIVERY TO THE FOREIGN CUSTODIAN OF RECENTLY PURCHASED ORDINARY SHARES; AND (5) SEVERAL INSTRUMENTS (THE "PRE-RELEASE AGREEMENTS"), INCLUDING THE AGREEMENTS WITH THE DEPOSITARY BANK, THE ADR ITSELF AND PRE-RELEASE AGREEMENTS WITH THE INVOLVED BROKER-DEALERS ("PRE-RELEASE BROKERS"), EITHER INCLUDED OR REQUIRED BNY MELLON TO OBTAIN REPRESENTATIONS FROM THE PRE-RELEASE BROKERS STATING THAT FOR THE DURATION OF EACH PRE-RELEASE TRANSACTION, THE PRE-RELEASE BROKER OR ITS CUSTOMER (I) BENEFICIALLY OWNED CORRESPONDING ORDINARY SHARES, (II) ASSIGNED ALL BENEFICIAL RIGHT, TITLE, AND INTEREST IN THE SHARES TO THE DEPOSITARY, (III) WOULD NOT TAKE ANY ACTION WITH RESPECT TO SUCH SHARES THAT WAS INCONSISTENT WITH THE TRANSFER OF BENEFICIAL OWNERSHIP, AND (IV) WOULD PAY FOREIGN WITHHOLDING TAXES AT THE RATE REQUIRED FOR ADR HOLDERS AND PASS THROUGH TO THE DEPOSITARY ANY DIVIDENDS AND DIVIDEND-RELATED TAX CREDITS OR REFUNDS. THE SEC FOUND THAT BNY MELLON (1) DID NOT TAKE REASONABLE STEPS TO DETERMINE THAT THE PRE-RELEASE BROKERS OR THEIR COUNTERPARTIES COMPLIED WITH THE OBLIGATIONS SET FORTH IN THE PRE-RELEASE AGREEMENTS AND (2) AT TIMES, NEGLIGENTLY FACILITATED SHORT SELLING AND ENABLED THE SETTLEMENT OF TRADES WITH SOME ADRS THAT WERE NOT ACTUALLY BACKED BY THE ORDINARY SHARES HELD FOR THE BENEFIT OF THE DEPOSITARY IN ACCORDANCE WITH THE REQUIREMENTS OF THE ADR FACILITY. ON DECEMBER 17, 2018, THE SEC ANNOUNCED THAT IT HAD ENTERED INTO AN ADMINISTRATIVE SETTLEMENT ON A NEITHER-ADMIT-NOR-DENY BASIS WITH BNY MELLON IN WHICH BNY MELLON AGREED TO PAY $29.3 MILLION IN DISGORGEMENT, PREJUDGMENT INTEREST OF $4.2 MILLION AND A CIVIL MONEY PENALTY OF $20.5 MILLION.